UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated July 25, 2020

Commission File Number 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

This report on Form 6-K is incorporated by reference in the Registration Statement on Form F-3 of Integrated Media Technology Limited (No. 333-227741) filed with the U.S. Securities and Exchange Commission ("SEC") on October 9, 2018, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Debt Conversion Agreement and Convertible Note with CIMB Limited ("CIMB") for a total of USD2,825,000

On July 25 2020, Integrated Media Technology Limited ("The Company") entered into two transactions with CIMB Limited ("CIMB"), an independent third party, to convert a total of US$2,825,000 of debts owed to CIMB into shares in the Company. The first transaction is a conversion of debt of US$2,100,000 at a price of US$3.00 for a total issuance of 700,000 shares in the Company. The second transaction is the issuance of a convertible note of US$725,000. The Note is non interest bearing, cannot be pre-paid and has a term of 2 years from the date of the issuance of the Note. The holder of the Note or the Company can convert the Note at any time into shares in the Company at US$3.00 per share. There is a downward adjustment for any issuance of shares at price lower than the Conversion Price in the next 12 months, subject to a floor price of USD1.50 per share. Furthermore, there is a conversion limitation such that no conversion can be effected if after such conversion CIMB would own more than 19.99% in the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 29, 2020

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Executive Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Debt Conversion Agreement
99.2	Convertible Purchase Note Agreement